

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 1, 2017

Patrick Curry
Interim Chief Executive Officer
Emergent Capital, Inc.
5355 Town Center Road—Suite 701
Boca Raton, Florida 33486

> **Re: Emergent Capital, Inc.**
> **Registration Statement on Form S-1**
> **Filed August 25, 2017**
> **File No. 333-220187**

Dear Mr. Curry:

We have limited our review of your registration statement to those issues we have addressed in our comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to the comment, we may have additional comments.

Form S-1 filed August 25, 2017

Incorporation of Certain Information by Reference, page 55

1. You indicate on the cover page that you are an "accelerated filer." Because you are not a "smaller reporting company," it appears you are ineligible to incorporate by reference future filings, as it appears you are attempting to do in the paragraph following the bullet points. See Item 12(b) of Form S-1. Please revise accordingly or advise.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Irene Paik at (202) 551-6553 with any questions

Division of Corporation Finance
Office of Healthcare & Insurance